

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

<u>Via E-mail</u>
Huiping Yan
Chief Financial Officer
Home Inns & Hotels Management Inc.
No. 124 Caobao Road
Xuhui District, Shanghai 200235
People's Republic of China

    Re: Home Inns & Hotels Management Inc.
       Form 20-F for the fiscal year ended December 31, 2010
       Filed April 27, 2011
       File No. 001-33082

Dear Ms. Huiping Yan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Tom Kluck

        Tom Kluck
        Legal Branch Chief

cc: Z. Julie Gao
   Skadden, Arps, Slate, Meagher & Flom
   Via E-mail